                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For            December 31,                                           1999
   ------------------------------------------------------------------

                              QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F  X
         -----                                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No  X
   -----                              -----

                                  PRESS RELEASE
                                       AND
                        CONSOLIDATED FINANCIAL STATEMENTS
                                       OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K
                             ----------------------

1.       Press Release dated February 4, 2000 (#02/00);

2. Consolidated Financial Statements for the years ended December 31, 1999, 1998 and 1997.

                                     [LOGO]
                                    QUEBECOR
                                  PRINTING INC.
February 4, 2000                                                          02/00

FOR IMMEDIATE RELEASE                                               Page 1 of 3

       QUEBECOR WORLD'S OPERATING INCOME CLOSE TO DOUBLE IN FOURTH QUARTER

MONTREAL - Quebecor World (Quebecor Printing Inc.* or the Company) released today its fourth quarter and 1999 year-end results. For the fourth quarter ended December 31, 1999, revenues increased by more than 70% to US $1.84 billion. Operating income of US $187.9 million before restructuring and other charges was nearly double the US $97.5 million recorded in the fourth quarter of 1998. Net income before special charges was US $81.4 million or US $0.57 per share, compared with US $53.4 million or US $0.44 per share in 1998, an improvement of 30% on a per-share basis.

"This was a spectacular quarter for us. Our operating income was almost double in the fourth quarter, and yet to come are the efficiencies that will be realized from the restructuring of our manufacturing platform in the US and France," stated Mr. Charles G. Cavell, President and CEO.

"The facilities re-tooled in the past two years are setting productivity records. We realized 4% organic growth in the quarter largely due to the increased advertising push by Internet/New Media companies, in other words "dot.com" demand. This is the first time in many years that we have achieved that level of growth. When we add World Color and the potential synergies, I like what I see," commented Mr. Cavell. The Company's Canadian operations also continued to achieve strong performance. The acquisitions of Cayfo in Spain and Oberndorfer Druckerei in Austria, further contributed to results.

For the year ended December 31, 1999, revenues for the year increased by 30% to US $4.95 billion primarily as a result of acquisitions. Net income before special charges was US $207.1 million or US $1.57 per share in 1999, compared with US $159.6 million or US $1.29 per share in 1998.

In order to integrate the operations of World Color Press and reorganize operations in France, the Company recorded restructuring and other charges of US $180 million before tax (US $127 million net of tax) in the fourth quarter of 1999. After these charges, net income for the year was US $80.1 million for 1999 and earnings per share were US $0.56. "The realignment of our U.S. manufacturing platform will result in larger, more specialized, and more efficient plants to better serve customers and shareholders," stated Mr. Cavell.

RECORD CASH FLOW

"The cash generation ability of this business is exceptional. In 1999, we generated free cash flow from operations of more than US $530 million, which was largely used to pay down the acquisition debt," stated Mr. Cavell. With the acquisition of World Color, Quebecor World temporarily increased its financial leverage. As the Company realizes benefits from the World Color integration and focuses free cash flow on debt reduction, management expects to be able to return to a debt-to-equity level of one-to-one, as early as year-end 2000.

*At the Annual Meeting of Quebecor Printing Inc. on April 25, 2000, shareholders will be asked to approve a change of legal name to Quebecor World Inc.

                                     [LOGO]
                                    QUEBECOR
                                  PRINTING INC.
February 4, 2000                                                     Page 2 of 3


The Board of Directors declared a dividend of US $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on March 1, 2000 to shareholders of record at the close of business on February 5, 2000.

Quebecor World (Quebecor Printing Inc. - NYSE: PRW, TSE: IQI) is a diversified global commercial printing company. Following its merger with World Color Press completed October 8, 1999, it is now the largest commercial printer in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital, CD-ROM mastering and replicating and other value added services. The Company has over 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Austria, Sweden, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS RELEASE ARE FORWARD-LOOKING AND MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS. THOSE RISKS INCLUDE, AMONG OTHERS, CHANGES IN CUSTOMERS' DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN RAW MATERIAL AND EQUIPMENT COSTS AND AVAILABILITY, SEASONAL CHANGES IN CUSTOMER ORDERS, PRICING ACTIONS BY THE COMPANY'S COMPETITORS, AND GENERAL CHANGES IN ECONOMIC CONDITIONS. THOSE AND OTHER RISKS ARE MORE FULLY DESCRIBED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                     - 30 -

FOR FURTHER INFORMATION:

Christian M. Paupe                      Charles G. Cavell
Executive Vice President                President & Chief Executive Officer
Quebecor World                          Quebecor World
(514) 954-0101                          (514) 877-5185
(800) 567-7070                          (800) 567-7070

QUEBECOR PRINTING INC.
HIGHLIGHTS
FOURTH QUARTER 1999
PERIODS ENDED DECEMBER 31

(In millions of US dollars, except per share data )                            3 M O N T H S                  12 M O N T H S
                                                                       1999     1998     CHANGE       1999        1998     CHANGE
                                                                    -----------------------------   --------------------------------
SEGMENTED INFORMATION
REVENUES
United States ....................................................   1,243.4    548.4    126.7%     2,938.4     2,045.6       43.6%
Canada ...........................................................     279.7    246.0     13.7%       972.4       923.0        5.4%
Europe ...........................................................     284.6    254.1     12.0%       944.9       755.4       25.1%
South America ....................................................      29.6     30.5     (2.9%)       95.8        81.3       17.9%

OPERATING INCOME

United States ....................................................     124.9     29.4    324.8%       266.8       137.7       93.8%
Canada ...........................................................      27.9     33.0    (15.6%)       95.1        86.8        9.6%
Europe ...........................................................      24.3     23.3      4.0%        61.9        59.4        4.2%
South America ....................................................       2.4      4.8    (50.3%)        7.2         9.4      (23.1%)

OPERATING MARGIN

United States ....................................................      10.0%     5.4%                  9.1%        6.7%
Canada ...........................................................      10.0%    13.4%                  9.8%        9.4%
Europe ...........................................................       8.5%     9.2%                  6.6%        7.9%
South America ....................................................       8.0%    15.7%                  7.6%       11.6%

CONSOLIDATED RESULTS

Revenues .........................................................   1,840.6  1,078.9     70.6%     4,952.5     3,808.2       30.1%
Operating income before amortization .............................     300.3    161.6     85.8%       759.2       541.3       40.3%
Operating income .................................................     187.9     97.5     92.8%       443.1       301.9       46.8%
Net income before restructuring and other charges ................      81.4     53.4     52.3%       207.1       159.6       29.8%
Net income (loss) ................................................     (45.7)    53.4                  80.1       159.6
Net income (loss) available for holders of equity shares .........     (48.3)    51.0                  70.0       149.4

INCOME AS % OF REVENUES

Operating income before amortization .............................      16.3%    15.0%                 15.3%       14.2%
Operating income .................................................      10.2%     9.0%                  8.9%        7.9%

PER SHARE DATA ($ US)

Cash flow from operations before restructuring and other charges..     $1.58    $0.93                 $4.53       $3.59
Cash flow from operations ........................................     $1.03    $0.93                 $3.98       $3.59
Net income before restructuring and other charges ................     $0.57    $0.44                 $1.57       $1.29
Net income (loss) ................................................    ($0.44)   $0.44                 $0.56       $1.29
Net income - cash basis* , before restructuring and other charges.     $0.69    $0.49                 $1.81       $1.43

PER SHARE DATA ($ CDN) **

Cash flow from operations before restructuring and other charges..     $2.32    $1.42                 $6.72       $5.34
Cash flow from operations ........................................     $1.50    $1.42                 $5.90       $5.34
Net income before restructuring and other charges ................     $0.85    $0.68                 $2.33       $1.93
Net income (loss) ................................................    ($0.65)   $0.68                 $0.83       $1.93
Net income - cash basis* , before restructuring and other charges.     $1.02    $0.73                 $2.69       $2.11

REVENUES BY PRODUCT SEGMENT (%)

Magazines ........................................................      28.4%    29.1%                29.6%       29.1%
Inserts and circulars ............................................      20.5%    24.5%                21.0%       20.8%
Catalogs .........................................................      16.0%    14.5%                15.6%       15.5%
Books ............................................................      12.0%    12.5%                13.0%       13.2%
Specialty Printing and direct mailing ............................      13.3%     9.1%                10.7%       10.0%
Directories ......................................................       5.0%     3.9%                 4.7%        4.3%
Digital, CD-ROM and Other value added services ...................       4.8%     6.4%                 5.4%        7.1%


* Net income excluding amortization of goodwill
** For reference only - subject to  fluctuations of the exchange rate.

            Consolidated Financial Statements of

            QUEBECOR PRINTING INC.
            AND ITS SUBSIDIARIES

            Years ended December 31, 1999, 1998 and 1997

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Audited consolidated financial statements

                                                                                                          Page
Management's Responsibility for Financial Statements......................................................   1

Auditors' Report to the Shareholders......................................................................   2

Consolidated Statements of Income.........................................................................   3

Consolidated Statements of Shareholders' Equity...........................................................   4

Consolidated Statements of Cash Flows.....................................................................   5

Consolidated Balance Sheets...............................................................................   6

Notes to Consolidated Financial Statements................................................................   8


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor Printing Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor Printing Inc.

These financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

(Signed) Jean Neveu                          (Signed) Christian M. Paupe
-----------------------------                --------------------------------
Jean Neveu                                   Christian M. Paupe
Chairman of the Board                        Executive Vice President,
                                             Chief Administrative Officer and
                                             Chief Financial Officer

Montreal, Canada
January 28, 2000

[LETTERHEAD]


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Quebecor Printing Inc. and its subsidiaries as at December 31, 1999 and 1998 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in accordance with generally accepted accounting principles in Canada.


/s/ KPMG LLP

Chartered Accountants


Montreal, Canada

January 28, 2000

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Income

Years ended December 31, 1999, 1998 and 1997
(in thousands of US dollars, except for earnings per share amounts)

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
--------------------------------------------------------------------------------------------------------------------
REVENUES                                                         $  4,952,537        $  3,808,155       $  3,483,199

Operating expenses:
     Cost of sales                                                  3,845,407           2,979,493          2,736,283
     Selling, general and administrative (note 7)                     347,893             287,374            267,741
     Amortization of fixed assets and deferred charges                285,992             223,789            200,804
     ---------------------------------------------------------------------------------------------------------------
                                                                    4,479,292           3,490,656          3,204,828
--------------------------------------------------------------------------------------------------------------------

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER CHARGES               473,245             317,499            278,371

Restructuring and other charges (note 3)                              180,000                  -                  -
--------------------------------------------------------------------------------------------------------------------

Operating income after restructuring and other charges                293,245             317,499            278,371

Financial expenses (note 4)                                           122,177              64,300             66,887
--------------------------------------------------------------------------------------------------------------------

Income before income taxes                                            171,068             253,199            211,484

Income taxes (note 5):
     Current                                                           57,019              43,207             40,541
     Deferred                                                          (8,858)             31,621             28,567
     ---------------------------------------------------------------------------------------------------------------
                                                                       48,161              74,828             69,108
--------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                                122,907             178,371            142,376

Non-controlling interest (note 7)                                      12,701               3,198              2,011
--------------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                               110,206             175,173            140,365

Goodwill amortization                                                  30,150              15,613              9,925
--------------------------------------------------------------------------------------------------------------------

NET INCOME                                                       $     80,056        $    159,560       $    130,440

Net income available to holders of preferred shares                    10,092              10,136              1,458
--------------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                 $     69,964        $    149,424       $    128,982
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (note 6)                                      $       0.56        $       1.29       $       1.12

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                  $       0.80        $       1.43       $       1.20
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
   (in thousands)                                                     125,393             115,703            115,567
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Shareholders' Equity

Years ended December 31, 1999, 1998 and 1997
(in thousands of shares and of US dollars)

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                          1999                      1998                        1997
                                           NUMBER       AMOUNT       Number       Amount       Number        Amount
--------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK:

EQUITY MULTIPLE VOTING SHARES:
Balance, beginning of year                63,985  $    158,275      63,985  $    158,275      63,985   $    158,275
     Conversion into Subordinate
       Voting Shares                      (1,000)       (6,002)         -             -           -              -
--------------------------------------------------------------------------------------------------------------------
   Balance, end of year                   62,985       152,273      63,985       158,275      63,985        158,275
--------------------------------------------------------------------------------------------------------------------

EQUITY SUBORDINATE VOTING SHARES:

Balance, beginning of year                51,805       527,381      51,592       525,244      51,550        524,748
     Conversion of Multiple Voting Shares
       into Subordinate Voting Shares      1,000         6,002          -             -           -              -
     Issuance of treasury shares
       for cash (note 14)                  6,500       159,143          -             -           -              -
     Shares issued in connection
       with the acquisition
       of World Color Press, Inc.
       (note 14)                          25,045       591,317          -             -           -              -
     Shares issued from stock plans
       (note 15)                             340         5,248         213         2,137          42            496
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                      84,690     1,289,091      51,805       527,381      51,592        525,244
--------------------------------------------------------------------------------------------------------------------

FIRST PREFERRED SHARES SERIES 2:

Balance, beginning of year                12,000       212,482      12,000       212,482          -              -
     Shares issued for cash                   -             -           -             -       12,000        212,482
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                      12,000       212,482      12,000       212,482      12,000        212,482
--------------------------------------------------------------------------------------------------------------------

TOTAL - CAPITAL STOCK                                1,653,846                   898,138                    896,001
--------------------------------------------------------------------------------------------------------------------

CONTRIBUTED SURPLUS                                     88,737                    88,737                     88,737
--------------------------------------------------------------------------------------------------------------------

OTHER PAID-IN CAPITAL (note 13)                         20,831                        -                          -
--------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS:

Balance, beginning of year                             629,596                   508,514                    406,649
     Net income                                         80,056                   159,560                    130,440
     Share issue expenses
       (net of income taxes
       of $5,646 ($1,701 in 1997)
       (note 14))                                      (10,484)                       -                      (3,126)
     Dividends:
         Equity shares                                 (35,253)                  (27,774)                   (25,449)
         Preferred shares                              (10,164)                  (10,704)                        -
--------------------------------------------------------------------------------------------------------------------
Balance, end of year                                   653,751                   629,596                    508,514
--------------------------------------------------------------------------------------------------------------------

TRANSLATION ADJUSTMENT (note 16)                       (96,281)                  (51,967)                   (56,912)
--------------------------------------------------------------------------------------------------------------------

TOTAL - SHAREHOLDERS' EQUITY                      $  2,320,884              $  1,564,504               $  1,436,340
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended December 31, 1999, 1998 and 1997
(in thousands of US dollars)

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                 $      80,056     $       159,560    $       130,440
     Non-cash items in net income:
         Amortization of fixed assets                                 269,746             214,203            193,869
         Amortization of goodwill and deferred charges                 46,396              25,199             16,860
         Non-cash portion of restructuring and other
            charges (note 3)                                          111,312                  -                  -
         Imputed interest                                               3,181               1,048              6,570
         Amortization of deferred financing costs and
            exchange losses                                             1,642               1,187              1,958
         Deferred income taxes (note 5)                                (8,858)             31,621             28,567
         Non-controlling interest                                      12,701               3,198              2,011
         Loss (gain) on sale of a business (note 7)                     1,851             (13,492)                -
         Other                                                         (9,308)              2,758             (1,009)

     Changes in non-cash balances related to operations:
         Trade receivables                                            175,804              20,143            (80,321)
         Inventories                                                   34,160              28,986            (43,302)
         Trade payables and accrued liabilities                       (43,212)            (49,995)            65,063
         Other current assets and liabilities                          32,988              (4,735)            16,245
         Other non-current assets and liabilities                       1,683              (5,766)           (19,701)
     ---------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                          710,142             413,915            317,250

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                  (13,671)             (2,343)            18,085
     Net proceeds from issuance of capital stock (note 14)            153,907               2,137            208,151
     Issuance of long-term debt                                     1,082,701             290,805          1,058,552
     Repayments of long-term debt                                    (841,914)           (128,400)          (935,806)
     Dividends on equity shares                                       (35,253)            (27,774)           (25,449)
     Dividends on preferred shares                                    (10,164)            (10,704)                -
     Dividends to non-controlling shareholders                           (761)             (1,503)            (1,066)
     ---------------------------------------------------------------------------------------------------------------
     Cash provided from financing activities                          334,845             122,218            322,467

INVESTING ACTIVITIES:
     Business acquisitions, net of cash and cash
       equivalents (note 7)                                          (923,250)           (260,208)          (314,627)
     Sale of business (note 7)                                         21,911              33,395                 -
     Additions to fixed assets                                       (194,708)           (312,123)          (325,606)
     Net proceeds from disposal of assets                              25,532                 357              7,587
     ---------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                             (1,070,515)           (538,579)          (632,646)

Effect of exchange rate changes on cash and cash equivalents           28,832               2,375             (7,497)

--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                    3,304                 (71)              (426)

Cash and cash equivalents, beginning of year                              309                 380                806

--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                          $       3,613     $           309    $           380
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets

December 31, 1999 and 1998
(In thousands of US dollars)

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                                             1999                1998
---------------------------------------------------------------------------------------------------------------------

Assets
Current assets:
     Cash and cash equivalents                                                      $       3,613    $           309
     Trade receivables (note 8)                                                           743,305            695,867
     Inventories (note 9)                                                                 486,228            233,019
     Prepaid expenses                                                                      27,831             25,035
     ----------------------------------------------------------------------------------------------------------------
                                                                                        1,260,977            954,230

Fixed assets (note 10)                                                                  2,881,105          2,210,964

Goodwill, net of accumulated amortization of $88,024
   and $59,350 respectively                                                             2,460,418            595,724

Other assets                                                                              153,752             81,198

---------------------------------------------------------------------------------------------------------------------
                                                                                    $   6,756,252    $     3,842,116
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                             1999               1998
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
     Bank indebtedness                                                            $         5,646    $        15,607
     Trade payables and accrued liabilities                                             1,099,631            601,244
     Income and other taxes                                                                38,751             42,207
     Current portion of long-term debt (note 11)                                           77,260             51,066
     ---------------------------------------------------------------------------------------------------------------
                                                                                        1,221,288            710,124

Long-term debt (note 11)                                                                2,582,911          1,140,941

Other liabilities (note 12)                                                               225,146            127,859

Deferred income taxes                                                                     204,269            223,085

Convertible debentures (note 13)                                                          179,752             58,193

Non-controlling interest                                                                   22,002             17,410

Shareholders' equity:
     Capital stock (note 14)                                                            1,653,846            898,138
     Contributed surplus                                                                   88,737             88,737
     Other paid-in capital (note 13)                                                       20,831                 -
     Retained earnings                                                                    653,751            629,596
     Translation adjustment (note 16)                                                     (96,281)           (51,967)
     ---------------------------------------------------------------------------------------------------------------
                                                                                        2,320,884          1,564,504
--------------------------------------------------------------------------------------------------------------------

                                                                                  $     6,756,252    $     3,842,116
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

On behalf of the Board:

(Signed) Jean Neveu               Director
---------------------------------

(Signed) Charles G. Cavell        Director
---------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Consolidation:

         The consolidated financial statements include the accounts of Quebecor Printing Inc. and all its subsidiaries (the "Company") and are prepared in conformity with generally accepted accounting principles in Canada. Significant differences between generally accepted accounting principles in Canada and the United States are described in note 21.

     (b) Cash and cash equivalents:

         Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

     (c) Foreign currency translation:

         Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded under a separate caption of shareholders' equity and are included in income only when a reduction in the investment in these foreign operations is realized.

         Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

     (d) Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, reserves for environmental matters and restructuring charges, useful lives of assets for depreciation, amortization and evaluation of impairment of assets, assets acquired and liabilities assumed in a purchase combination, provision for income taxes and the determination of fair value of financial instruments. Financial results as determined by actual events could differ from those estimates.

     (e) Derivative financial instruments:

         The Company uses various derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. These derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

     (f) Securitization of trade receivables:

         Where groups of trade receivables are sold under terms that transfer the significant risks and rewards of ownership to third parties, the transaction is recognized as a sale and the trade receivables are accordingly removed from the consolidated balance sheets.

     (g) Inventories:

         Raw materials and supplies are valued at the lower of cost, using the first in, first out method, and replacement cost. Work in process is valued at the lower of cost and net realizable value.

     (h) Fixed assets:

         Fixed assets are stated at cost. Cost represents acquisition or construction costs including preparation and testing charges and direct financial costs incurred with respect to the fixed assets until they are ready for commercial production.

         Amortization is provided using the straight-line basis over the estimated useful lives as follows:

         ----------------------------------------------------------------
         ----------------------------------------------------------------
                                                                Estimated
         Assets                                              useful lives
         ----------------------------------------------------------------
         Buildings                                         20 to 40 years
         Equipment                                          5 to 18 years
         ----------------------------------------------------------------
         ----------------------------------------------------------------


     (i) Goodwill:

         Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is amortized over a period not exceeding 40 years.

         The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the cash flows of the underlying businesses which gave rise to the goodwill. No such events or circumstances have occurred during the year.

     (j) Deferred income taxes:

         The Company follows the tax deferral method of accounting for income taxes, whereby earnings are charged with income taxes relating to reported earnings. Differences between such taxes and taxes currently payable are accounted for as deferred in the income statement and the balance sheet and arise because certain items of revenue and expense are reported in the accounts at different times than they are reported for income tax purposes.

         Income taxes related to retained earnings of foreign subsidiaries are not provided for by the Company, as such earnings are reinvested in foreign operations.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

     (k) Post-employment benefit costs other than pension costs:

         The Company provides benefits other than pension benefits, such as life and medical insurance, to certain retired employees. The costs of these benefits are accounted for using the pay as you go method whereby the costs are taken into account when incurred by the retired employee and paid by the Company.

     (l) Reclassifications:

         Some 1998 and 1997 financial statement accounts have been reclassified to conform with the presentation adopted for the year ended December 31, 1999.

2.   ACCOUNTING CHANGE:

     Effective in 1999, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the presentation of cash flow statements. The standard requires that, among other things, non-cash items be excluded from investing and financing activities and disclosed elsewhere in the consolidated financial statements in a way that provides all relevant information about investing and financing activities. Changes in short-term borrowings, other than overdrafts which are an integral part of the day-to-day cash management process, are accounted for as financing activities. The standard requires retroactive application with prior comparative information being restated.

3.   RESTRUCTURING AND OTHER CHARGES:

     The Company recorded $180,000,000 of restructuring and other charges in 1999:

     --------------------------------------------------------------------------
     --------------------------------------------------------------------------
     Write-down of assets                                           $    99,794
     Restructuring charges                                               63,286
     Other special charges                                               16,920
     --------------------------------------------------------------------------

                                                                    $   180,000
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------


     The restructuring charges include principally the cost of restructuring various operations and the write-down of certain impaired assets. The provision includes costs related to the closing of plants and cost of severance, benefits and other personnel-related costs. They also include the cost of streamlining administrative management and implementation of a salesforce reduction program. These activities are expected to be substantially completed by June 2001.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

4.   FINANCIAL EXPENSES:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                    1999                 1998                   1997
     ---------------------------------------------------------------------------------------------------------------
     Interest on long-term debt and on convertible
       debentures                                           $    123,519        $      67,388           $     68,716
     Interest on short-term debt                                   3,216                5,552                  2,477
     Securitization fees and other                                 3,543                2,549                  1,075
     Amortization of deferred financing costs
       and exchange losses                                         1,642                1,187                  1,958
     Exchange gains and other                                     (3,643)                (947)                  (931)
     ---------------------------------------------------------------------------------------------------------------
                                                                 128,277               75,729                 73,295

     Interest capitalized to the cost of fixed assets             (6,100)             (11,429)                (6,408)
     ---------------------------------------------------------------------------------------------------------------

                                                            $    122,177        $      64,300           $     66,887
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     Cash interest payments                                 $    110,362        $      74,037           $     59,487
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------


5.   INCOME TAXES:

     The following table reconciles the statutory tax rate with the effective tax rate:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                    1999                  1998                 1997
     ---------------------------------------------------------------------------------------------------------------
     International statutory tax rate                               30.3%                 31.1%               33.6%

     Lower tax rate on restructuring and other charges               0.9                    -                    -
     Recovery of income taxes arising from
       the use of unrecorded tax benefits                           (1.7)                 (2.3)               (1.8)
     Other                                                          (1.3)                  0.8                 0.9
     ---------------------------------------------------------------------------------------------------------------

     Effective tax rate                                             28.2%                 29.6%               32.7%
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     Cash payments for income taxes                         $     46,444          $     44,399          $    41,131
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------


     In 1999, the deferred income tax expense includes an amount of $53,755,000 of recovery related to the restructuring and other charges.

6.   EARNINGS PER SHARE:

     The calculation of earnings per share is based on the weighted daily average number of shares outstanding during the year, after deduction of dividends on the preferred shares.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

7. BUSINESS ACQUISITIONS AND DISPOSAL:

     (a) ACQUISITIONS:

         The following business acquisitions were completed in 1999 and were accounted for by the purchase method:

         UNITED STATES

         The Company acquired World Color Press, Inc. ("WCP") for a purchase price of $1.5 billion. The transaction took place as follows:

         On July 12, 1999, the Company, through an indirect wholly-owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc.") entered into a merger agreement with WCP. On July 16, 1999, the Company, through Acquisition Inc., commenced a cash tender offer to acquire up to 23.5 million shares of the WCP's common shares at a price of $35.69 per share. On August 20, 1999, the Company acquired, pursuant to the cash tender offer, 19,2 million or 50.4% of WCP's outstanding common shares for $684,516,000.

         On October 8, 1999, Acquisition Inc. and WCP merged after approval thereof at a special meeting of WCP's shareholders. The remaining 49.6% of the outstanding common shares of WCP were converted into 1.2685 subordinate voting shares of the Company and $8.18 in cash per WCP share. In addition, each 6% convertible senior subordinate note due 2007 became convertible into the number of the Company's subordinate voting shares and cash that would have been received if such note had been converted prior to October 8, 1999.

         The cash portion of the shares purchase totalling $853,435,000 was financed through a drawdown on the $1.25 billion acquisition facility combined with drawdowns on the Company's existing revolving credit facility.

         The following unaudited pro forma condensed financial information reflects the consolidated results of operations of the Company as if the acquisition of WCP had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the acquisition and the amortization of goodwill arising from the transaction. The pro forma results do not reflect synergies and restructuring and other charges and, accordingly, do not account for any potential increase in operating income, any estimated cost savings or adjustments to conform to accounting practices. The pro forma financial information is not necessarily indicative of the results of the operations as they would have been, if the transaction had been effected on the assumed dates.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

7.   BUSINESS ACQUISITIONS AND DISPOSAL: (CONT'D)

     (a) ACQUISITIONS: (CONT'D)

         UNITED STATES: (CONT'D)

         Pro forma condensed financial information:

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                                                             1999               1998
         -----------------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)        (UNAUDITED)

         Revenues                                                                   $   6,541,422      $   6,165,040
         Net income (1)                                                                   176,722            170,216
         Earnings per share                                                                  1.13               1.08
         Average number of equity shares outstanding                                      147,675            147,675
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         (1) Excluding restructuring and other charges related to the acquisition and the integration of WCP (note 3).

         The allocation purchase price process is not completed as at December 31, 1999 and the amounts assigned to the assets and liabilities acquired may be adjusted subsequently.

         EUROPE

         In March 1999, the Company acquired Cayfo S.A., a Spanish company, for a cash consideration of $43,329,000 and a purchase price balance of $27,024,000.

         During the third quarter of 1999, the Company completed the acquisition of Oberndorfer Druckerei in Austria for a cash consideration of $13,068,000 and a purchase price balance amounting to $33,469,000.

         OTHER

         In 1999, the Company completed several business acquisitions complementary to its operations in Canada, the United States and South America, including the payment of contingent considerations totalling $13,418,000.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

7.   BUSINESS ACQUISITIONS AND DISPOSAL: (CONT'D)

     (a) ACQUISITIONS: (CONT'D)

         OTHER: (CONT'D)

         Net assets acquired at fair value:

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                         WORLD                                                 TOTAL
                                                         COLOR            EUROPE            OTHER               1999
         -----------------------------------------------------------------------------------------------------------
         Assets acquired:
              Non-cash operating working
                capital                           $    519,688     $      40,719     $      2,518      $     562,925
              Fixed assets                             873,246            47,955            8,193            929,394
              Goodwill                               1,819,569            96,654            6,002          1,922,225
              Other assets                              54,044             2,917            5,200             62,161
              Deferred income taxes                      8,041                -               204              8,245
              Non-controlling interest                  10,119                -                -              10,119

         Liabilities assumed:
              Bank indebtedness                             -              7,113            1,338              8,451
              Non-cash operating working
                capital deficiency                     477,953            47,547            2,165            527,665
              Long-term debt                         1,121,347            13,064               -           1,134,411
              Other liabilities                         83,087             2,103               -              85,190
              Deferred income taxes                         -              1,518              150              1,668
              Convertible debentures                   136,737                -                -             136,737
              Non-controlling interest                      -                 10            5,046              5,056
         -----------------------------------------------------------------------------------------------------------

         Net assets acquired                      $  1,465,583     $     116,890     $     13,418      $   1,595,891
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         Consideration:
              Cash                                $    853,435     $      56,397     $     13,418      $     923,250
              Purchase price balance                        -             60,493               -              60,493
              Equity portion of convertible notes       20,831                -                -              20,831
              Subordinate voting shares issued         591,317                -                -             591,317
         -----------------------------------------------------------------------------------------------------------

                                                  $  1,465,583     $     116,890     $     13,418      $   1,595,891
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         The results of operations of these acquired companies are included in the consolidated statements of income since the acquisition date.

     (b) DISPOSAL:

         In October 1999, the Company sold the operating assets of its BA Banknote Division for a total cash consideration of $18,031,000. The Company realized a loss amounting to $1,851,000 which is included in other charges.

         In 1999, the Company sold its investment in Communications Quebecor inc. for a cash consideration of Cdn $5,064,000 ($3,437,000).

         In September 1998, the Company sold the check and credit card businesses and realized a gain amounting to $13,492,000 which was recorded as a reduction of selling, general and administrative expenses.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

8.   ASSET SECURITIZATION:

     During 1999, the Company sold a portion of its trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 1998 (the "Canadian Program"). The Canadian Program limit is Cdn $125,000,000. As at December 31, 1999, the amount outstanding under the Canadian program is Cdn $100,000,000 ($69,290,000) (Cdn $125,000,000
     ($80,588,000) at December 31, 1998).

     In September 1999, the Company entered into an agreement to sell, on a revolving basis, a portion of its US trade receivables up to a maximum of $206,000,000 (the "US Program"). In December, the existing WCP securitization program of $204,000,000 was combined with the Company's US Program, to a new limit of $408,000,000. At December 31, 1999, the amount outstanding under the US combined program is $400,000,000.

     Securitization fees vary based on commercial paper rates in Canada and the United States and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

9.   INVENTORIES:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                                     1999                       1998
     ---------------------------------------------------------------------------------------------------------------
     Raw material and supplies                                              $     250,088              $     144,674
     Work in process                                                              236,140                     88,345
     ---------------------------------------------------------------------------------------------------------------

                                                                            $     486,228              $     233,019
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

10.  FIXED ASSETS:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                              ACCUMULATED                   NET BOOK
                                                            COST             DEPRECIATION                      VALUE
     ---------------------------------------------------------------------------------------------------------------
     DECEMBER 31, 1999
         LAND                                     $       80,062            $          -               $      80,062
         BUILDINGS                                       777,160                  122,885                    654,275
         EQUIPMENT                                     3,124,285                1,057,431                  2,066,854
         PROJECTS UNDER DEVELOPMENT                       79,914                       -                      79,914
     ---------------------------------------------------------------------------------------------------------------

                                                  $    4,061,421            $   1,180,316              $   2,881,105
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     December 31, 1998
         Land                                     $       67,964            $          -               $      67,964
         Buildings                                       514,252                  103,736                    410,516
         Equipment                                     2,482,429                  909,909                  1,572,520
         Projects under development                      159,964                       -                     159,964
     ---------------------------------------------------------------------------------------------------------------

                                                  $    3,224,609            $   1,013,645              $   2,210,964
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

10.  FIXED ASSETS: (CONT'D)

     As at December 31, 1999, the cost of fixed assets and the corresponding accumulated depreciation balance included amounts of $315,336,000 (as at December 31, 1998, $434,531,000) and $138,395,000 (as at December 31, 1998,
     $235,263,000) respectively, for land, buildings and equipment held under capital leases.

11.  LONG-TERM DEBT:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

                                                               Maturity                  1999                   1998

     ---------------------------------------------------------------------------------------------------------------
     Revolving bank facility $1.0 B (a)                       2003-2005           $   358,002            $   662,726
     Commercial paper (b)                                          2003               229,350                     -
     Acquisition bank facilities $1.1 B (c)                   2000-2002               925,000                     -
     Senior debentures 7.25% (d)                                   2007               150,000                150,000
     Senior debentures 6.50% (e)                                   2027               150,000                150,000
     Senior Subordinated Notes 8.375% (f)                          2008               301,606                     -
     Senior Subordinated Notes 7.75% (g)                           2009               289,310                     -
     Other debts and capital leases (h)                       2000-2009               256,903                229,281
     ---------------------------------------------------------------------------------------------------------------
                                                                                    2,660,171              1,192,007
     Less current portion                                                              77,260                 51,066
     ---------------------------------------------------------------------------------------------------------------

                                                                                  $ 2,582,911            $ 1,140,941
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     (a) In April 1999, the Company refinanced its existing revolving credit facility by a new revolving credit facility composed of three tranches. The first tranche of $250,000,000 matures in 2003, and provides liquidity back-up to the Company's $250,000,000 commercial paper program. The second tranche of $250,000,000 matures in 2004, while the third tranche of $500,000,000 matures in 2005. The credit agreement contains certain restrictions, including the obligation to maintain certain financial ratios.

         The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 1999, the drawings under this facility are denominated in US$ only and bear interest at rates ranging from 6.1% to 7.1%.

     (b) In April 1999, the Company initiated a Commercial paper program in Canada with an initial limit of Cdn $250,000,000, which was subsequently increased to $250,000,000 in November 1999. At December 31, 1999, Cdn $331,000,000 ($229,350,000) of notes are outstanding under the program bearing interest at rates ranging from 5.1% to 5.6%. At December 31, 1999, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has a credit facility available (see
         (a) above) until 2003 to replace such debt, if necessary.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

11.  LONG-TERM DEBT:  (CONT'D)

     (c) The Company has negotiated and obtained two additional credit facilities for which the total limit was initially $1,250,000,000 to finance the acquisition of WCP. One of these is a revolving credit facility of $450,000,000 maturing in August 2002. This facility can also be used for general corporate purposes. The other facility is a term loan of $800,000,000 divided in two tranches. On the first tranche of $650,000,000, a segment of $350,000,000 matures in August 2000 and the remaining balance of $300,000,000 can be extended until August 2001. The second tranche of $150,000,000 was cancelled in December 1999 at the Company's request. These facilities bear interest at variable rates based on LIBOR. At December 31, 1999, the drawings under these facilities bear interest at rates ranging from 7.1% to 7.2%. The credit agreements contain certain restrictions, including the obligation to maintain certain financial ratios.

     (d) The debentures mature on January 15, 2007.

     (e) The debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

     (f) The subordinated notes mature on November 15, 2008. The aggregate principal amount of the notes is $300,000,000 and the notes are redeemable at the option of the Company at a decreasing premium between November 2003 and November 2006, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. The notes contain certain restrictions on WCP, including limitations on its ability to incur additional indebtedness.

     (g) The subordinated notes mature on February 15, 2009. The aggregate principal amount of the notes is $300,000,000 and the notes are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The notes contain certain restrictions on WCP including limitations on its ability to incur additional indebtedness.

      (h)Other debts and capital leases are partially secured by assets. A portion of $184,125,000 is denominated in Euro currencies and a portion of $9,296,000 in Swedish krona. At December 31, 1999, these debts and capital leases bear interest at rates ranging from 0.0% to 19.7%.

     Principal repayments on long-term debt are as follows:

     --------------------------------------------------------------------------
     --------------------------------------------------------------------------
     2000                                                      $         77,260
     2001                                                               133,255
     2002                                                               508,874
     2003                                                               265,040
     2004                                                               262,130
     2005 and thereafter                                              1,413,612
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

12.  OTHER LIABILITIES:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                                     1999                       1998
     ---------------------------------------------------------------------------------------------------------------
     Pension liability                                                      $      81,046              $      67,866
     Reserve for unfavourable leases acquired                                      57,563                      7,711
     Reserve for environmental matters                                             18,759                     21,737
     Workers' compensation accrual                                                 17,184                     11,617
     ---------------------------------------------------------------------------------------------------------------
                                                                                  174,552                    108,931

     Other                                                                         50,594                     18,928
     ---------------------------------------------------------------------------------------------------------------

                                                                            $     225,146              $     127,859
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

13.  CONVERTIBLE DEBENTURES:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                           Maturity                  1999                       1998
     ---------------------------------------------------------------------------------------------------------------
     Convertible Senior Subordinated Notes 6.00% (a)           2007         $     128,806              $          -
     French Convertible Debentures (b)                         2001                50,946                     58,193
     ---------------------------------------------------------------------------------------------------------------

                                                                            $     179,752              $      58,193
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     (a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The portion of the notes which can be converted into equity shares of the Company was valued at the date of acquisition and classified as other paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2000 to the final maturity. Certain conditions apply to a redemption between October 2000 and October 2002. Pursuant to the terms of the convertible notes, the Company made a par tender offer for 100% of the face value of $151,800,000 of the notes during the course of 1999, and subsequently repurchased $7,621,000 thereof. The aggregate principal amount of the notes, as at December 31, 1999, is $144,179,000. The number of equity shares to be issued upon conversion of the convertible notes would amount to 4,410,200.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

13.  CONVERTIBLE DEBENTURES:  (CONT'D)

     (b) A French subsidiary of the Company issued at the time of its acquisition in 1995 debentures convertible into shares of this subsidiary. The total amount of convertible debentures outstanding as at December 31, 1999 is FF 344,033,000 ($52,671,000) (FF344,033,000
         ($61,135,000) as at December 31, 1998). A portion of this amount has been discounted at an imputed rate of 4.5% in order to reflect the fair value of the debentures at the time the subsidiary was acquired by the Company. The Company has the right to redeem these debentures. In addition, a portion of FF 172,016,000 ($26,336,000) cannot be converted without prior approval by the Company. The convertible debentures bear interest at rates varying between 1.0% and 5.0% and mature on December 31, 2001. The Company's interest in this subsidiary would decrease from 100% to 78.5% if the debentures were converted and the Company did not exercise its redemption rights.

14.  CAPITAL STOCK:

     (a) Authorized capital stock:

         Equity shares:

              Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one for one basis.

              Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

              Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

              The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn$1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

              These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002. Thereafter, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

              The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

14. CAPITAL STOCK:  (CONT'D)

     (b) Issued and outstanding subordinate voting shares:

         In 1999, the Company issued 6,500,000 subordinate voting shares for a cash consideration of Cdn$234,000,000 ($159,143,400) before share issue expenses of Cdn$9,860,000 ($6,705,800) recorded as a reduction of retained earnings.

         Pursuant to the acquisition of WCP (note 7), the Company issued 25,045,200 subordinate voting shares for a value determined at $23.61 per share based on an average market price before and after the date of the transaction. Share issue expenses of $9,424,000 were recorded as a reduction of retained earnings.

15.  STOCK PLANS:

     (a) Employee share plan:

         Effective September 1, 1998, an Employee Share Investment Plan (ESIP) was implemented giving eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock on the open market and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. Participation at December 31, 1999 was 1,822 employees (1,462 at December 31, 1998). The total number of ESIP shares purchased on behalf of employees, including the Company's contribution, was 87,270 in 1999 and 18,220 in 1998.

     (b) Stock option plans:

         Under stock option plans, a total of 4,595,273 Subordinate Voting Shares has been reserved for senior executives and other employees. As of December 31, 1999, the number of Subordinate Voting Shares related to the stock options outstanding is 4,127,254. The subscription price is equal to the share market price at the date the options were granted, except for 30,000 stock options granted to a senior executive (in November 1991) that have a subscription price of Cdn $0.67 per share. The options may be exercised during a period not exceeding ten years from the date they have been granted.

         The number of stock options outstanding fluctuated as follows:

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------
                                                 1999                       1998
         -----------------------------------------------------------------------
         Balance, beginning of year         2,577,303                  1,377,195
         Issued                             1,812,669                  1,530,151
         Exercised                           (252,796)                  (194,799)
         Cancelled                             (9,922)                  (135,244)
         -----------------------------------------------------------------------

                                            4,127,254                  2,577,303
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

15.  STOCK PLANS:  (CONT'D)

     (b) Stock option plans:  (cont'd)

         The following table summarizes information about stock options outstanding at December 31, 1999:

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                    Options outstanding                    Options exercisable
                                        --------------------------------------------    ----------------------------
                                                          Weighted-
                                                            average
                                             Number       remaining        Weighted-         Number        Weighted-
                                        outstanding     contractual          average    exercisable          average
         Range of exercise prices       (thousands) life (in years)   exercise price    (thousands)   exercise price
         -----------------------------------------------------------------------------------------------------------
         $0.46                                   30            1.9       $      0.46             30     $      0.46
         $10 - $13                              411            4.6             11.21            363           11.26
         $13 - $16                              417            7.6             15.46             53           13.21
         $16 - $19                              819            7.8             18.25            115           17.37
         $19 - $22                              424            8.9             21.33              5           19.28
         $22 - $25                            2,026            9.6             23.07              -               -
         -----------------------------------------------------------------------------------------------------------

                                              4,127            8.4       $     19.82            566     $     12.21
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

16.  TRANSLATION ADJUSTMENT:

     The charge in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rate on translation of net assets of self-sustaining foreign operations.

17. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK:

     (a) Fair value of financial instruments:

         The carrying values of cash and cash equivalents, trade receivables, bank indebtedness, and trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

         The following table summarizes the book value and fair value at December 31, 1999 and 1998 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

17.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK:  (CONT'D)

     (a) Fair value of financial instruments:  (cont'd)

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                              1999                                1998
                                                  BOOK VALUE       FAIR VALUE          Book Value         Fair Value
         -----------------------------------------------------------------------------------------------------------
         Financial liabilities
              Long-term debt (1)             $    (2,660,171)   $  (2,632,833)     $   (1,192,007)      $ (1,192,636)
              Convertible debentures (1)            (179,752)        (178,579)            (58,193)           (67,357)

         Derivative financial instruments
              Interest rate swap agreements               -              (755)                 -              (2,957)
              Foreign exchange forward
                contracts                                 -             8,739                  -              (1,515)
              Cross currency interest rate
                swaps                                     -             1,621                  -                  -
         -----------------------------------------------------------------------------------------------------------

         (1) Including current portion

     (b) Foreign exchange risk management:

         The Company enters into foreign exchange forward contracts and cross currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities. The amounts of outstanding contracts at year-end, presented by currency, are included in the table below:

         These amounts represent the notional value on which each contract is based.

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
         Currencies                                                                    Notional principal amount (1)
           (sold / bought)                                                                 1999             1998
         -----------------------------------------------------------------------------------------------------------
         $ / Cdn $
              Less than 1 year                                                       $  108,135        $  95,307
              Between 1 and 3 years                                                      78,245           99,278

         Euro / $
              Less than 1 year                                                          117,262           93,598
              Between 1 and 3 years                                                      15,366            6,155

         SEK / $
              Less than 1 year                                                           35,397               -
              Between 1 and 3 years                                                      18,371               -

         GBP / Euro
              Less than 1 year                                                           13,865           12,229

         Other
              Less than 1 year                                                           29,232           16,198
              Between 1 and 3 years                                                          -            16,131
         -----------------------------------------------------------------------------------------------------------

                                                                                     $  415,873        $ 338,896
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         (1) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 1999.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

17.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK: (CONT'D)

     (c) Interest rate risk management:

         The Company has entered into interest rate swaps to manage its interest rate exposure on an amount of $45,930,000 in Euro. These agreements will expire between December 2000 and March 2003.

         The Company also entered into cross currency interest rate swaps to manage both its foreign exchange and interest rate exposure on an amount of $26,056,000 in Euro. The currency impacts are reflected in the table in (b). These agreements will expire between December 2000 and November 2001.

     (d) Credit risk:

         The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

         When the Company enters in foreign exchange contracts and fixed interest rate agreements, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's. The Company does not foresee any failure by the counterparties in meeting their obligations.

         The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 1999, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

         The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.

18.  COMMITMENTS AND CONTINGENCIES:

     (a) Leases:

         The Company rents premises and equipment under operating leases which expire at various dates up to 2010 and for which minimum lease payments total $586,731,000.

         Annual minimum payments under these leases for each of the next five years are as follows:

         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         2000                                                       $   102,386
         2001                                                            90,277
         2002                                                            74,528
         2003                                                            53,609
         2004                                                            44,717
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

18.  COMMITMENTS AND CONTINGENCIES:  (CONT'D)

     (b) Fixed assets:

         As at December 31, 1999, the Company had commitments to purchase fixed assets for a total value of approximately $29,150,000.

     (c) Environment:

         The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

19.  RELATED PARTY TRANSACTIONS:

     The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties and were accounted for at the exchange value:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
     ---------------------------------------------------------------------------------------------------------------
     Revenues                                                   $      17,293     $        15,006       $     14,289
     Purchases                                                         24,423              26,037             24,321
     Interest expense (income)                                           (138)                 28                406
     Fees paid to the parent company, Quebecor Inc.                     8,499               1,807              1,810
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     Fees paid to the parent company include an amount of $6,500,000 in connection with the acquisition of WCP and the related issuance of equity as well as management fees paid in the normal course of business.

     As at December 31, 1999, the Company had amounts payable from affiliated companies amounting to $273,000 ($2,376,000 receivable as at December 31, 1998).

20.  PENSION PLANS:

     The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. An actuarial valuation of the Company's various pension plans was performed during the last three years. The net pension expense is as follows:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
     ---------------------------------------------------------------------------------------------------------------
     Net pension expense                                        $      20,558     $        16,822    $        12,627
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
--------------------------------------------------------------------------------

20.  PENSION PLANS:  (CONT'D)

     The financial position of the pension plans is summarized as follows:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
     ---------------------------------------------------------------------------------------------------------------
     Fair market value of pension fund assets                   $     581,707     $       353,047    $       340,020
     Actuarial present value of accrued pension benefits              577,323             385,370            366,627
     ---------------------------------------------------------------------------------------------------------------

     Surplus (deficit)                                          $       4,384     $       (32,323)   $       (26,607)
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     Interest on the actuarial present value of accrued pension benefits was computed using rates varying from 5.5% to 8.5%. The average compensation increase was established at rates varying from 3.0% to 5.5%. The assumed long-term rate of return of pension funds assets was estimated at rates varying from 7.25% to 10.25%.

     At December 31, 1999, the fair market value of pension fund assets and the actuarial present value of accrued pension benefits related to pension funds of WCP, amount to $190,458,000 and $186,150,000 respectively.

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES:

     The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES: (CONT'D)

     (a) RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE:

         The application of GAAP in the United States would have the following effects on net income as reported:

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                                         1999                1998               1997
         -----------------------------------------------------------------------------------------------------------
         NET INCOME, AS REPORTED IN THE CONSOLIDATED
           STATEMENTS OF INCOME PER GAAP IN CANADA              $      80,056       $     159,560    $       130,440

         Adjustments, net of applicable income taxes
              Post-employment benefit costs other than
                pension costs (i)                                      (1,020)               (618)              (418)
              Foreign currency translation (ii)                            -                   -                 455
              Business process reegineering costs (iii)                 1,044               1,015             (2,059)
              Accounting for income taxes (iv)                         (1,571)                708                962
              ------------------------------------------------------------------------------------------------------

                                                                       (1,547)              1,105             (1,060)
         -----------------------------------------------------------------------------------------------------------

         NET INCOME, AS ADJUSTED, PER GAAP
           IN THE UNITED STATES                                 $      78,509       $     160,665    $       129,380
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         PER SHARE DATA

         NET INCOME, AS REPORTED PER GAAP IN CANADA             $        0.56       $        1.29    $          1.12

         Effect of adjustments, net of
           applicable income taxes                                      (0.01)               0.01              (0.01)
         -----------------------------------------------------------------------------------------------------------

         NET INCOME, AS ADJUSTED PER GAAP
           IN THE UNITED STATES                                 $        0.55       $        1.30    $          1.11
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

         (i)  POST-EMPLOYMENT BENEFIT COSTS OTHER THAN PENSION COSTS

              Post-employment benefit costs other than pension costs have been recognized as incurred by the retirees and paid by the Company, as allowed by GAAP in Canada. Under GAAP in the United States, the cost of these benefits would have been recognized as the services were rendered and, consequently, would have been allocated throughout the years during which these services were rendered by the employees concerned.

         (ii) FOREIGN CURRENCY TRANSLATION

              Under GAAP in Canada, unrealized exchange losses arising from the translation of long-term debt denominated in foreign currencies are deferred. Amounts so deferred are amortized over the remaining life of the related debt. Under GAAP in the United Sates, these losses would have been charged to income and, consequently, no amount would have been deferred in the consolidated balance sheets under the item "Other assets".

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------


21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES: (CONT'D)

     (a) RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE:  (CONT'D)

        (iii) BUSINESS PROCESS REENGINEERING COSTS

              Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or "Fixed assets" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred. The effect of the application of GAAP in the United States in 1997 includes the write-off of the unamortized balance from previous years.

         (iv) INCOME TAXES

              Under GAAP in Canada, deferred income taxes in the consolidated balance sheets are not adjusted to reflect subsequent changes in tax rates. In addition, tax benefits arising from losses carried forward not recognized at the time of business acquisitions, are accounted for as income in the year the benefit is realized. Under GAAP in the United States, deferred income taxes in the consolidated balance sheets must be adjusted to reflect subsequent changes in tax rates and the tax benefits related to business acquisitions from previous years are recorded in reduction of goodwill when they are realized. In addition, some differences that are considered of a permanent nature under GAAP in Canada are rather considered as temporary differences under GAAP in the United States.

          (v) PRESENTATION OF RESTRUCTURING AND OTHER CHARGES

              United States GAAP requires that restructuring and other charges be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these restructuring and other charges. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before restructuring and other charges referred to above.

         (vi) PRESENTATION OF GOODWILL AMORTIZATION

              Under GAAP in Canada, goodwill amortization is presented, net of related income taxes, and is excluded of the calculation of operating income before net income. Under GAAP in United States, goodwill amortization is included in the computation of operating income and is presented as an operating expense.

        (vii) EQUITY PORTION OF CONVERTIBLE NOTES

              Under GAAP in Canada, the equity portion of the convertible notes is recorded under shareholders' equity as other paid-in capital. Under GAAP in the United States, no such allocation is required.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES (CONT'D):

     (b) EFFECT ON CONSOLIDATED BALANCE SHEETS:

         The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                             1999                                  1998
                                                      CANADA       UNITED STATES           Canada      United States
         -----------------------------------------------------------------------------------------------------------
         Current assets (iv)                    $  1,260,977      $  1,297,362       $    954,230       $    963,652
         Fixed assets (iv)                         2,881,105         2,895,307          2,210,964          2,221,964
         Goodwill (i) (iv)                         2,460,418         2,526,707            595,724            639,467
         Other assets (ii) (iii)                     153,752           153,752             81,198             79,525
         Current liabilities (i) (iv)              1,221,288         1,224,828            710,124            715,320
         Other liabilities (i) (iv)                  225,146           290,203            127,859            155,657
         Deferred income taxes (i) (ii) (iii) (iv)   204,269           255,000            223,085            254,613
         Convertible debentures (vii)                179,752           200,583             58,193             58,193
         Other paid-in capital (vii)                  20,831                -                  -                  -
         Retained earnings (i) (ii) (iii) (iv)       653,751           650,155            629,596            627,547
         Translation adjustment (i) (ii)             (96,281)          (95,137)           (51,967)           (51,948)
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

     (c) COMPREHENSIVE INCOME:

         Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------
                                                                         1999               1998                1997
         -----------------------------------------------------------------------------------------------------------
         Net income, as adjusted per GAAP
           in the United States                                 $      78,509       $     160,665    $       129,380
         Currency translation adjustment                              (43,189)              4,484            (33,225)
         -----------------------------------------------------------------------------------------------------------
         Comprehensive income as per GAAP
           in the United States                                 $      35,320       $     165,149    $        96,155
         -----------------------------------------------------------------------------------------------------------
         -----------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------


22.  SEGMENT DISCLOSURES:

     The Company operates in the printing industry. Its business units are located in four main segments: the United States, Canada, Europe and South America.

     These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income.

     Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market values, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among operating groups.

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                           United States      Canada      Europe        South                 Inter-
                                  (1)           (2)         (3)    America (4)     Other     segment           Total
     ---------------------------------------------------------------------------------------------------------------
     REVENUES
         1999                $ 2,938,396   $ 972,420   $ 944,914     $ 95,804   $     -     $  1,003     $ 4,952,537
         1998                  2,045,622     922,979     755,360       81,266      4,393      (1,465)      3,808,155
         1997                  1,927,878     902,353     613,509       33,521      6,354        (416)      3,483,199

     AMORTIZATION OF FIXED ASSETS AND DEFERRED CHARGES
         1999                    179,492      46,086      53,036        5,887      1,491          -          285,992
         1998                    124,580      45,270      48,856        4,305        778          -          223,789
         1997                    113,804      43,820      40,649        1,762        769          -          200,804

     OPERATING INCOME BEFORE RESTRUCTURING AND OTHER CHARGES
         1999                    289,490      96,020      68,137        7,580     12,018          -          473,245
         1998                    145,305      87,999      65,761        9,662      8,772          -          317,499
         1997                    140,337      73,940      47,299        4,696     12,099          -          278,371

     GOODWILL AMORTIZATION
         1999                     22,632         922       6,262          334         -           -           30,150
         1998                      7,576       1,230       6,388          254        165          -           15,613
         1997                      6,351       1,305       1,976          103        190          -            9,925

     ADDITIONS TO FIXED ASSETS
         1999                     97,954      45,442      46,327        4,405        580          -          194,708
         1998                    246,634      30,217      21,457        6,826      6,989          -          312,123
         1997                    213,305      47,723      58,987        4,891        700          -          325,606

     ASSETS
         1999                  4,923,561     553,562   1,104,598      134,930     39,601          -        6,756,252
         1998                  2,122,685     536,966   1,048,162      107,357     26,946          -        3,842,116
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

     (1) The American segment includes a business unit in Germany.

     (2) The Canadian segment includes three business units in the Unites States and one in India.

     (3) The European segment includes business units located in Austria, Finland, France, Spain, Sweden and the United Kingdom.

     (4) The South American segment includes business units located in Argentina, Chile, Colombia, Mexico and Peru.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1999, 1998 and 1997
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
-------------------------------------------------------------------------------

22.  SEGMENT DISCLOSURES:  (CONT'D)

     The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communications services, such as magazines, inserts and circulars, catalogs, books, specialty printing and direct mail, directories, digital, CD-ROM and others.

     Revenues per product are as follows:

     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------
                                            1999                        1998                         1997
     ---------------------------------------------------------------------------------------------------------------
     Magazines                      $  1,463,937      29.6%     $  1,108,274       29.1%     $    991,382       28.5%

     Inserts and circulars             1,041,478      21.0           793,356       20.8           684,140       19.6

     Catalogs                            770,522      15.6           589,356       15.5           500,304       14.4

     Books                               644,461      13.0           503,221       13.2           508,749       14.6

     Specialty printing and
       direct mail                       530,709      10.7           380,226       10.0           369,930       10.6

     Directories                         234,392       4.7           164,234        4.3           156,444        4.5

     Digital, CD-ROM
       and others                        267,038       5.4           269,488        7.1           272,250        7.8
     ---------------------------------------------------------------------------------------------------------------

                                    $  4,952,537     100.0%     $  3,808,155      100.0%     $  3,483,199      100.0%
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

23.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    QUEBECOR PRINTING INC.

                                    By:     (SIGNED) CLAUDINE TREMBLAY
                                        ---------------------------------------
                                    Name:   Claudine Tremblay
                                    Title:  Assistant Secretary

Date: FEBRUARY 4, 2000